UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OCULAR THERAPEUTIX, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67576A100
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67576A100	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Summer Road LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,804,788 (see Item 4(a))

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
3,804,788 (see Item 4(a))

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,804,788 (see Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.3% (see Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 67576A100	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Ocular Therapeutix, Inc., a Delaware Corporation (the "Company").

Item 1(b).	Address of Issuer's Principal Executive Offices:

15 Crosby Drive
Bedford, Massachusetts 01730

Item 2(a).	Name of Person Filing:

The Statement is filed on behalf of Summer Road LLC ("Summer Road" or the “Reporting Person”)
Summer Road LLC is a family office under the Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule"). Pursuant to investment management agreements ("IMA") between itself and each of two "Family Clients" (as defined in the Family Office Rule), Summer Road LLC exercises voting and dispositive power with respect to the shares of Common Stock of the Company held by each of the Family Clients.  Summer Road has no pecuniary interest in the Common Shares beneficially owned by the Family Clients of Summer Road.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

655 Madison Avenue, 19th Floor
New York, New York 10065
Attention: Richard A. Silberberg

Item 2(c).	Citizenship:

Summer Road LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common stock ("Common Stock").

Item 2(e).	CUSIP Number: 67576A100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: ☐ This Item 3 is not applicable.

Item 4	Ownership: Summer Road LLC

CUSIP No. 67576A100	13G	Page 4 of 6 Pages

      Summer Road LLC

(a)	Amount beneficially owned: 3,804,788*

(b)	Percent of class: 9.3%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,804,788*

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 3,804,788*

(iv)	Shared power to dispose or to direct the disposition of: -0-

*Represents shares beneficially owned by Reporting Person through IMAs entered into with two Family Clients.
**This calculation is rounded to the nearest tenth and is based upon 41,095,372 shares of Common Stock outstanding as of November 1, 2018 as reported in the Company's 10-Q for the quarter ended September 30, 2018 filed with the Securities and Exchange Commission ("SEC") on November 7, 2018 (File No. 001-36554).

CUSIP No. 67576A100	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.
Ownership of More Than Five Percent on Behalf of Another Person.

The securities as to which this Schedule is filed by the Reporting Person are owned of record by two Family Clients of the Reporting Person. The following Family Client is the owner of record of more than five percent of the Common Stock of the issuer:
Cap 1 LLC, a Delaware limited liability company, that is a Family Client of the Reporting Person.  Cap 1 LLC is wholly owned by Crystal Fiduciary Company, LLC, as Trustees of the 1974 Irrevocable Trust A FBO BS and RSS.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67576A100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2019

SUMMER ROAD LLC

By:	/s/ Richard A. Silberberg
Name: Richard A. Silberberg
Title: Chief Operating Officer